Exhibit 99.1

Nevada Geothermal Power Reports Results for the quarter ended September 30, 2011

VANCOUVER, Nov. 28, 2011 /CNW/ - Nevada Geothermal Power Inc. (NGP) (TSX.V: NGP) (OTCBB: NGLPF) today announced results for the quarter ended September 30, 2011.  The Condensed Consolidated Interim Financial Statements and Management's Discussion and Analysis (MD&A) are available at www.sedar.com and on the Company's website at http://www.nevadageothermal.com.

	For the three months ended
(millions of US $ unless stated otherwise)	September 30, 2011	September 30, 2010	Variance	%

Revenue from electricity sales	$5.2	$5.9	$(0.7)	(12%)
Other revenue	-	1.0	(1.0)	(100%)
EBITDA *	2.4	2.8	(0.4)	(14%)
Operating profit	1.2	1.5	(0.3)	(20%)
Net loss	(3.7)	(4.0)	0.3	8%
Net loss per share (basic and diluted) ($)	(0.03)	(0.04)	0.01	25%
Total assets	143.6	151.6	(8.0)	(5%)
Cash generated from operating activities	2.6	3.0	(0.4)	(13%)

* Earnings Before Interest, Tax, Depreciation and Amortization ("EBITDA") is a measure that does not have any standardized meaning prescribed by IFRS.  It is defined by the Company as operating profit excluding depreciation and amortization.  The Company is including EBITDA in the segmental analysis because it is a key measure used by management to evaluate performance.

Highlights

•	$7.9 million grant received under the American Recovery and Reinvestment Act of 2009 ("ARRA").
•	Blue Mountain production for the quarter (66,210 MWh (net)) lowered by an auxiliary pump failure and resulting outage of one of the three power modules.
•	Second Anniversary payment of $200,000 provided for under the Crump Geyser joint venture agreement received from Ormat Nevada Inc. during October 2011.
•	Crump Geyser joint venture acquired state geothermal leases totaling 15,389 acres contiguous with existing private leases and covering highly prospective land in Warner Valley basin.
•	Project work focused on the recently acquired New Truckhaven property, as well as on the North Valley and Pumpernickel projects.
•	Discussions with EIG Global Energy Partners regarding potential restructuring of loan terms continued.

The Company adopted International financial reporting standards ("IFRS") during the quarter, and comparative numbers have been restated. Full reconciliations between previously published Canadian GAAP and restated IFRS numbers are provided in the Condensed Consolidated Interim Financial Statements.

Brian Fairbank, President and CEO, said, "The Blue Mountain Geothermal Project continues to generate significant positive cash from operations. The Faulkner 1 plant returned to routine operations on October 29, 2011, following a pump failure which shut down one of the three power units for a part of September and October.   A program to place three existing wells into service as injection wells, recently underway, is designed to moderate and stabilized production well temperature declines. Cooler ambient air temperatures will allow for increased power production levels over the winter months ahead.  We are working with our lenders in order to achieve a sustainable funding structure for the Blue Mountain project. Work on our pipeline of geothermal properties continues, including Crump Geyser funded by Ormat, New Truckhaven and Pumpernickel.

About Nevada Geothermal Power Inc.:

Nevada Geothermal Power Inc. is an experienced renewable energy producer focusing on the development of CLEAN electrical power from high temperature geothermal resources in the United States.  NGP currently owns a 100% leasehold interest in several properties in Nevada and California, and a 50% interest in Crump Geyser, in Oregon.  These properties are at different levels of exploration and development.

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," "estimates," "expects," "plans," "intends," "potential" and similar expressions.  These statements reflect our current belief and are based upon currently available information.  Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements.  We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

%CIK: 0001177440

For further information:

Nevada Geothermal Power Inc.
Brian D. Fairbank, P. Eng.
President & CEO
http://www.nevadageothermal.com

Investor Inquiries:

Paul Mitchell
Nevada Geothermal Power Inc.
Telephone: 604-688-1553 X118
Direct Line: 604-638-8784
Toll Free: 866-688-0808 X118
Email: pmitchell@nevadageothermal.com

CO: Nevada Geothermal Power Inc.

CNW 16:35e 28-NOV-11